RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”).  These unaudited interim consolidated statements do not include all the disclosures included in TransAlta Corporation’s annual consolidated financial statements.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below.

A.  EARNINGS AND EARNINGS PER SHARE (EPS)

3 months ended March 31	Reconciling items	2009	2008

Net earnings - Canadian GAAP		$ 42	$ 33
Amortization of pension transition adjustment, net of tax	VI	(1)	(2)
Amortization of change in fair value of stock-based compensation, net of tax	VIII	2	-
Net earnings - U.S. GAAP		$ 43	$ 31

Other comprehensive income (loss), net of tax - Canadian GAAP		$ 181	$ (140)
Difference in cumulative translation adjustment between U.S. and Canadian GAAP	III	3	-
Employee future benefits	VI	(8)	(19)
Cash flow hedges	I	3	-
Comprehensive income (loss) - U.S. GAAP		$ 222	$ (128)

Basic and diluted EPS - U.S. GAAP
Net earnings		$ 0.22	$ 0.16

B.  BALANCE SHEET INFORMATION

		March 31, 2009		Dec. 31, 2008
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant and equipment, net	I, II, III	6,104	6,100	6,034	6,024
Intangible assets	III	207	208	213	213
Other assets	II	53	48	30	25

Liabilities
Long-term debt	I	2,166	2,168	2,121	2,123
Deferred credits and other liabilities	VI	126	221	122	203
Net future or deferred income tax liabilities (including current portion)	I, II, IV, VI, VIII	432	403	359	331
Non-controlling interests	IX	467	-	469	-
Share-based payment liability	VIII	-	3	-	-

Equity
Contributed surplus	V, VIII	-	126	-	132
Retained earnings	II, VI	673	526	688	540
Accumulated other comprehensive income	I, III, V	242	186	61	7
Non-controlling interests	IX	-	467	-	469

C.  ADJUSTMENTS AND RECONCILING ITEMS

I.  Cash Flow Hedges

Under Canadian GAAP, gains and losses on derivatives designated as cash flow hedges in prior periods recognized in OCI may be included in the carrying amount of the financial asset acquired or the financial liability incurred.  Under U.S. GAAP, all amounts from cash flow hedges must be reclassified from OCI into net earnings in the same period during which the asset acquired or liability incurred affects net earnings.

II.  Start-Up Costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III.  Difference in Cumulative Translation Adjustment Between U.S. and Canadian GAAP

Under U.S. GAAP, gains and losses on derivatives designated as cash flow hedges must be reclassified from property, plant and equipment, and intangible assets to OCI when the hedged item is not in use and there is no affect to net earnings.

IV.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

	March 31, 2009	Dec. 31, 2008

Future income tax liabilities (net) under Canadian GAAP	$ (432)	$ (359)
Start-up costs	3	3
Pensions	26	23
Cash flow hedges	1	2
Share-based payment	(1)	-
Future income tax liabilities (net) under U.S. GAAP	$ (403)	$ (331)

Comprised of the following:

	March 31, 2009	Dec. 31, 2008

Current deferred income tax assets	$ 6	$ 3
Long-term deferred income tax assets	205	271
Current deferred income tax liabilities	(10)	(9)
Long-term deferred income tax liabilities	(604)	(596)
	$ (403)	$ (331)

On Jan. 1, 2007, TransAlta adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  There is no change to the $120 million of unrecognized tax benefits recorded as of Dec. 31, 2008.  These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The Corporation’s income tax filings are subject to audit examination by taxation authorities.  As at March 31, 2009, the tax years remain subject to examination in major jurisdictions are: 1997 – 2007 in Canada, 2004 – 2007 in the U.S., and 2001 – 2007 in Mexico.

The Corporation’s accounting policy is to include interest and penalties relating to the unrecognized tax benefits as a component of income taxes.  There was no interest and penalties recorded in the first quarter of 2009 or 2008.

V.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition.  As TA Power held an option to resell their interest in TA Cogen to the Corporation in 2018, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998.  This amount of contributed surplus is reduced by the related tax effect.

VI.  Other Comprehensive Income (Loss)

The difference between AOCI under Canadian and U.S. GAAP is related to the adoption of Financial Accounting Standards (“SFAS”) No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), and for adjustments as disclosed in reconciling items I and III.

The components of AOCI under U.S. GAAP were as follows:

	March 31, 2009	Dec. 31, 2008
Cumulative unrealized gains (losses) on translating financial statements of self-sustaining foreign operations, net of tax	$ 12	$ (7)
Cumulative unrealized gains on cash flow hedges, net of tax	229	61
Pensions, net of tax	(55)	(47)
Accumulated other comprehensive income	$ 186	$ 7

VII.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the Corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VIII.  Share-Based Payment - FAS 123(R)

Under U.S. GAAP, the Corporation is required to measure the cost of employee services received in exchange for an award of equity instruments based on the current fair value of the award.  The fair value of the award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the service period will be recognized as compensation expense over that period.  FAS 123(R) also requires that the adjusted fair value of these instruments be classified as a liability instrument rather than as an equity instrument.  As at March 31, 2009, $3 million was classified as a liability instrument.

IX.  Current Accounting Changes

1.  Business Combinations – FAS 141(R)

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 141(R), Business Combinations – a replacement of FASB Statement No. 141.  The FASB and the IASB have developed common standards on Business Combinations.  These standards propose significant changes with respect to accounting for business combinations in consolidated financial statements.  The implementation of this standard did not have a material impact upon the Consolidated Balance Sheets or Consolidated Statements of Earnings.

2.  Non-Controlling Interests – FAS 160

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements (“FAS 160”) – an amendment of ARB No. 51, in conjunction with the IASB standards.  The FASB and the

IASB have developed common standards on Non-Controlling Interests. Under FAS 160, non-controlling interests are required to be reported under equity rather than as a liability on the unaudited interim consolidated financial statements.  Disclosure required as a result of adopting this standard can be found in section B, a reconciliation of the balance sheet information.

3.  Disclosures about Derivative Instruments and Hedging Activities – FAS 161

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”) – an amendment of FASB Statement No. 133.  FAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Disclosure required as a result of adopting this standard can be found in Notes 4 and 5 of the unaudited interim consolidated financial statements.

4.  Determination of the Useful Life of Intangible Assets – FSP FAS 142-3

On Jan. 1, 2009, the Corporation adopted FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature.  The implementation of this standard did not have a material impact upon the Consolidated Balance Sheets or the Consolidated Statements of Earnings.

5.  Issuer’s Measurement of Debt with a Third-party Credit Enhancement – EITF 08-5

On Jan, 1, 2009, the Corporation adopted EITF 08-5, Issuer’s Measurement of Debt with a Third-party Credit Enhancement. This EITF addresses that a separable third-party enhancement, such as a financial guarantee, should not be included in the fair value measurement of the liability. The implementation of this standard did not have a material impact upon the Consolidated Balance Sheets or Consolidated Statements of Earnings.

X.  Future Changes in Accounting Standards

1.  Employer’s Disclosure about Pensions and Other Postretirement Benefits – FSP FAS 132(R)-1

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1 to provide increased disclosure on the assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 will be effective for the Corporation at Dec. 31, 2009.

The Corporation is currently assessing the impact of adopting the above standard on the Consolidated Balance Sheets and Consolidated Statements of Earnings.

2.  Disclosure on Determining Fair Value When Market Value Declines – FSP FAS 157-4

On April 9, 2009, the FASB issued FASB Staff Position FAS 157-4, which provides guidance for estimating the fair value when the volume of activity for the asset or liability has significantly decreased. FAS 157-4 requires disclosure of any change in the valuation technique used to evaluate fair value when the volume has significantly decreased such as moving from a market approach to an income approach or moving to a multiple valuation technique. Additional guidance is provided to identify when a transaction is a forced liquidation or distressed sale. FAS 157-4 will be effective for the Corporation at June 30, 2009.

The Corporation is currently assessing the impact of adopting the above standard on the Consolidated Balance Sheets and Consolidated Statements of Earnings.

3.  Disclosure on Other-Than-Temporary Impairments – FSP FAS 115-2 and FSP FAS 124-2

On April 9, 2009, the FASB issued FASB Staff Positions FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary-Impairments. The Staff Positions modify the approach to assessing whether debt securities held-to-maturity or available-for-sale are impaired and amend the recognition of such impairment. FAS 115-2 and FAS 124-2 will be effective for the Corporation at June 30, 2009.

The Corporation is currently assessing the impact of adopting the above standard on the Consolidated Balance Sheets and Consolidated Statements of Earnings.